QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

DELANO TECHNOLOGY CORPORATION

MATERIAL CHANGE REPORT

Filed in accordance with Section 75(3) of the Securities Act (Ontario) and the regulations promulgated there under.

Name and Address

Delano Technology Corporation
302 Town Centre Blvd.
Markham, ON
L3R 0E8

Date of Material Change

July 31, 2002.

Press Release

A copy of the press release issued on July 31, 2002 is attached as Schedule A to this material change report.

Summary of Material Change

The combination of Delano Technology Corporation and divine, inc. was effected by a plan of arrangement under s.182 of the Business Corporations Act (Ontario).

Full Description of Material Change

See Press Release attached.

Confidentiality

Not Applicable.

Omitted Information

Not Applicable.

Senior Officer

Jude Sullivan is knowledgeable and may be contacted at (773) 394-6721 about the material change described herein.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

        DATED this 1st day of August, 2002

DELANO TECHNOLOGY CORPORATION
Per:	"Jude Sullivan" Name: Jude Sullivan Title: President

QuickLinks

  Exhibit 99.2